Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Additional Listing
Released	15:11 11-Jan-06

Wolseley plc (“the Company”)

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 255,000 Ordinary shares of 25p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 13 January 2006 and trading will commence on 16 January 2006.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme:

Schemes	Shares
Wolseley International Stock Appreciation Plan	255,000

When issued these shares will rank pari passu with the existing Ordinary shares.

END